# Allocortech, Inc.

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

# ALLOCORTECH, INC.

## Table of Contents



Keiter
Your Opportunity Advisors

# REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Allocortech, Inc.
Waynesboro, Virginia

We have reviewed the accompanying financial statements of Allocortech, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

## Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

April 14, 2022
Glen Allen, Virginia

**Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

**ALLOCORTECH, INC.**

Balance Sheets
December 31, 2021 and 2020

| <ins>Assets</ins> | | <ins>2021</ins> | | <ins>2020</ins> |
|---|---|---|---|---|
| Current assets: | | | | |
|   Cash and cash equivalents | $ | 89,084 | $ | 184,192 |
|   Accounts receivable | | 186,788 | | 58,489 |
|   Inventory | | 85,950 | | - |
|     Total current assets | | 361,822 | | 242,681 |
| Property and equipment, net | | 20,401 | | 19,514 |
|     Total assets | $ | 382,223 | $ | 262,195 |
| <ins>Liabilities and Stockholders' Equity</ins> | | | | |
| Current liabilities: | | | | |
|   Accounts payable | $ | 68,920 | $ | 18,010 |
|   Accrued expenses | | 11,694 | | 27,708 |
|     Total current liabilities | | 80,614 | | 45,718 |
| Stockholders' equity: | | | | |
|   Common stock no par value; 5,000 shares authorized; | | | | |
|    3,884 shares issued and outstanding | | - | | - |
|   Additional paid-in capital | | 28,184 | | 9,489 |
|   Retained earnings | | 273,425 | | 206,988 |
|     Total stockholders' equity | | 301,609 | | 216,477 |
|     Total liabilities and stockholders' equity | $ | 382,223 | $ | 262,195 |

See report of independent accountants and accompanying notes to financial statements.

**ALLOCORTECH, INC.**

Statements of Operations
Years Ended December 31, 2021 and 2020

| | 2021 | 2020 |
|---|---|---|
| Revenue | $ 1,639,030 | $ 1,187,940 |
| | | |
| Operating expenses: | | |
| Personnel costs | 1,106,712 | 948,448 |
| General and administrative expenses | 337,524 | 287,985 |
| Research and development | 130,649 | 6,861 |
| | | |
| Total operating expenses | 1,574,885 | 1,243,294 |
| | | |
| Operating income (loss) | 64,145 | (55,354) |
| | | |
| Other income (expense): | | |
| Paycheck Protection Program loan forgiveness | - | 125,900 |
| Interest expense | - | (3,393) |
| Other income | 2,292 | 5,363 |
| | | |
| Total other income, net | 2,292 | 127,870 |
| | | |
| Net income | $ 66,437 | $ 72,516 |

See report of independent accountants and accompanying notes to financial statements.

**ALLOCORTECH, INC.**

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2021 and 2020

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2020 | $ - | $ 2,344 | $ 134,472 | $ 136,816 |
| Stock compensation | - | 7,145 | - | 7,145 |
| Net income | - | - | 72,516 | 72,516 |
| Balance, December 31, 202 | - | 9,489 | 206,988 | 216,477 |
| Stock compensation | - | 18,695 | - | 18,695 |
| Net income | - | - | 66,437 | 66,437 |
| Balance, December 31, 202 | $ - | $ 28,184 | $ 273,425 | $ 301,609 |

See report of independent accountants and accompanying notes to financial statements.

**ALLOCORTECH, INC.**

Statements of Cash Flows
Years Ended December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net income | $ 66,437 | $ 72,516 |
| Adjustments to reconcile net income to net cash from operating activities: |  |  |
| Depreciation | 5,527 | 2,903 |
| Paycheck Protection Program loan forgiveness | - | (125,900) |
| Stock compensation | 18,695 | 7,145 |
| Change in operating assets and liabilities: |  |  |
| Accounts receivable | (128,299) | 61,220 |
| Inventory | (85,950) | - |
| Accounts payable | 50,910 | 6,605 |
| Accrued expenses | (16,014) | 20,651 |
|  |  |  |
| Net cash (used in) provided by operating activities | (88,694) | 45,140 |
|  |  |  |
| Cash flows used in investing activities: |  |  |
| Purchase of property and equipment | (6,414) | (11,518) |
|  |  |  |
| Cash flows from financing activities: |  |  |
| Payments on notes payable | - | (65,353) |
| Proceeds from Paycheck Protection Program loan | - | 125,900 |
|  |  |  |
| Net cash provided by financing activities | - | 60,547 |
|  |  |  |
| Net change in cash and cash equivalents | (95,108) | 94,169 |
|  |  |  |
| Cash and cash equivalents, beginning of year | 184,192 | 90,023 |
|  |  |  |
| Cash and cash equivalents, end of year | $ 89,084 | $ 184,192 |
|  |  |  |
| Supplemental disclosure of cash flow information: |  |  |
| Cash paid for interest | $ - | $ 3,393 |

See report of independent accountants and accompanying notes to financial statements.

# ALLOCORTECH, INC.

## Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

   **Nature of Business:** Allocortech, Inc. (the "Company") was incorporated on May 4, 2018 in the State of Delaware and is headquartered in Waynesboro, Virginia. The Company provides hardware products, software and design services specifically at advanced, fault tolerant vehicle control system designs.

   **Management's Plans:** The Company's updated strategic plan for 2022 and beyond is focused on raising additional funds through equity offering rounds that will support growth of the Company. The focus will be on growth through increased spend on online marketing and other marketing channels such as SEO and Social Media. The Company also plans on growing out its sales team to support the increased marketing spend while also growing its expertise in enterprise sales. By the Company raising capital it will enable us to fast track its growth goals and to take advantage of the demand in the market and to differentiate from competitors. The Company believes that by executing its strategic plan, it will enable it to continue for a reasonable period of time.

   **Basis of Accounting:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   **Use of Estimates:** The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   **Concentrations and Credit Risk:** Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in various financial institutions with balances that periodically exceed federally insured limits.

   As of and for the year ended December 31, 2021, two customers accounted for 93% of accounts receivable and four customers accounted for 87% of revenue. As of and for the year ended December 31, 2020, one customer accounted for 87% of accounts receivable and two customers accounted for 69% of revenue.

   **Cash and Cash Equivalents:** The Company considers all highly liquid debt instruments purchased with a maturity of three months or less, or that the Company has direct access to withdrawal funds, to be cash equivalents.

   **Accounts Receivable:** The Company offers services to customers on an open credit basis. The Company's trade accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and reports accounts receivable net of an allowance for doubtful accounts when deemed necessary. This allowance is based on management's estimate of the amount of receivables that will actually be collected. As of December 31, 2021 and 2020, the Company determined no allowance for doubtful accounts was necessary.

6

1.  **Summary of Significant Accounting Policies, Continued:**

    **Inventory:**  Inventory consists of raw materials and is stated at the lower of cost or net realizable value, with cost being determined using the first-in first-out method.  The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required.  As of December 31, 2021, no valuation allowance was considered necessary.

    **Property and Equipment:**  Property and equipment are stated at cost.  Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense are incurred.  Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.  Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

    **Paycheck Protection Program Loan:**  The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded in other income in the statement of operations (see Note 3).

    **Revenue Recognition:**  Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2020, under the modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's beginning of year stockholder's equity or revenue for 2020.

    The Company has two primary sources of revenue consisting of revenue earned for the sale of products and fees earned for engineering services. Each of these contracts consist of a single performance obligation.  The Company's product revenue is typically recognized at the time the product is shipped and accepted by the customer and the Company's engineering services revenue is typically recognized as work is performed by the engineers.  Product service revenue was $339,063 for 2021 and $128,027 for 2020. Engineering service revenue was $1,299,967 for 2021 and $1,059,913 for 2020.  There were no contract assets or liabilities at December 31, 2021 or 2020.

    Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the time the product is shipped and as services are performed or billed at completion of the engineering service project.

1.   **Summary of Significant Accounting Policies, Continued:**

**Sales Taxes Collected and Remitted:**  The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from revenue and cost of revenue.

**Advertising Costs:**  The Company expenses advertising and sales promotion costs as incurred.  Advertising expense was $12,190 for 2021 and $4,248 for 2020.

**Income Taxes:** The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

**Income Tax Uncertainties:**  The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements.  This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.  Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.  The Company is not currently under audit by any tax jurisdiction.

**Stock-Based Compensation:**  The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

**Recent Accounting Pronouncements:** The FASB issued ASU 2016-02 Leases, which requires companies with leases to recognize on their balance sheets the assets and liabilities generated by contracts longer than a year. The total value is calculated based on the present value of the future lease payments and the expense is recognized over the life of the lease on a straight-line basis. The standard is effective for private companies for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the implications of this new standard.

1.  **Summary of Significant Accounting Policies, Continued:**

    **Subsequent Events:**  Management has evaluated subsequent events through April 14, 2022 the date the financial statements were available to be issued, and has determined that other than the new lease disclosed in Note 7, there are no other subsequent events to be reported in the accompanying financial statements.

2.  **Property and Equipment:**

    Property and equipment consisted of the following at December 31:

    |                               | 2021 | 2020 |
    |-------------------------------|------|------|
    | Office equipment              | $ 10,176 | $ 10,176 |
    | Furniture and fixtures        | 1,817 | 1,817 |
    | Machinery and equipment       | 20,873 | 14,459 |
    |                               | 32,866 | 26,452 |
    | Less accumulated depreciation | (12,465) | (6,938) |
    |                               | $ 20,401 | $ 19,514 |

    Depreciation expense was $5,527 for 2021 and $2,903 for 2020.

3.  **Paycheck Protection Program Loan:**

    In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020.  The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll.  A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

    During April 2020, the Company received a PPP loan in the amount of $125,900 with a maturity date of April 2022.  The loan accrued interest at 1%.  The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements.  The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

    As of December 31, 2020, the Company had used all of the loan proceeds for qualifying costs and was approved for full forgiveness of the loan in December 2020.  As such, the Company reflected the full amount of the loan forgiveness as other income in the accompanying statement of operations for 2020.

4.  **Notes Payable – Related Party:**

    During 2020, the Company had notes payable outstanding from two stockholders of the Company for an outstanding principal amount of $65,353.  The notes bore interest at 6% per annum and were paid in full during 2020.

**ALLOCORTECH, INC.**

Notes to Financial Statements, Continued

5. **Stockholders' Equity:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 5,000 shares of common stock at no par value per share. The Company had 3,884 shares issued and outstanding at December 31, 2021 and 2020.

6. **Stock Option Plan:**

The Company has granted options to certain employees pursuant to the terms of its Equity Incentive Plan. Under the Equity Incentive Plan dated December 21, 2018, the maximum number of shares available to be granted was 1,000 at December 31, 2021 and 2020. As of December 31, 2021 and 2020, there were 301 and 762 shares available for future issuance. Options vest ratably over a four year vesting term with a one year cliff vesting clause.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statements of operations. The Company uses the Black-Scholes pricing model to value options.

A summary of the Company's stock options outstanding at December 31, 2021 and 2020 and changes during the years then ended, is presented below:

|  | | Exercise price per share | |
| --- | --- | --- | --- |
|  | Number of Options | Range of Exercise Price | Weighted Average |
| Outstanding, January 1, 2020 | 125 | $ 484.84 | $ 484.84 |
| Granted | 113 | $406.12 - 484.84 | $ 445.13 |
| Outstanding, December 31, 2020 | 238 | $406.12 - 484.84 | $ 465.99 |
| Granted | 461 | $406.12 - 536.53 | $ 528.04 |
| Outstanding, December 31, 2021 | 699 | $406.12 - 536.53 | $ 506.91 |

## 6. Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2021:

| Range of Exercise Prices | Options Outstanding at December 31, 2021 | | | Options Exercisable at December 31, 2021 | |
|---|---|---|---|---|---|
| | Shares | Remaining Contractual Life (years) | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| $ 406.12 | 181 | 8.90 | | 36 | |
| $ 484.84 | 87 | 7.91 | | 128 | |
| $ 536.53 | 431 | 9.64 | | 114 | |
| Total | 699 | | $ 506.91 | 278 | $ 495.84 |

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2020:

| Range of Exercise Prices | Options Outstanding at December 31, 2020 | | | Options Exercisable at December 31, 2020 | |
|---|---|---|---|---|---|
| | Shares | Remaining Contractual Life (years) | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| $ 406.12 | 57 | 9.90 | | 3 | |
| $ 484.84 | 181 | 8.91 | | 72 | |
| Total | 238 | | $ 465.99 | 75 | $ 481.69 |

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2021 and 2020 are as provided below:

| | 2021 | 2020 |
|---|---|---|
| Stock price | $536.53 | $406.12 |
| Expected life of options (in years) | 3 yrs | 3 yrs |
| Exercise price | $406.12 - $536.53 | $406.12 - $484.84 |
| Expected stock price volatility | 61.86% | 49.97% |
| Discount rate - bond equivalent yield | 0.47% - 0.17% | 0.17% - 1.45% |

The Company recognized stock compensation expense of $18,695 and $7,145 in 2021 and 2020, respectively. Unrecognized compensation expense totaling $110,191 is expected to be recognized through 2025.

7.     **Leases:**

During 2021 and 2020, the Company leased office space under a non-cancellable operating lease agreement that expired in March 2022.   The lease agreement called for monthly payments ranging from $3,742 to $4,279 per month with various common area maintenance charges.   The lease contained rent escalation clauses.   Management determined the effects of recording straight-line rent to be immaterial to the financial statements.

Effective April 2022, the Company entered into a lease for a new office space that expires in February 2023. The lease calls for monthly payments of $2,800.  Minimum future lease payments rare expected to be $39,225 for 2022 and $5,600 for 2023.

Rent expense was $46,194 for 2021 and $50,480 for 2020.

8.     **Retirement Plan:**

The Company sponsors a Simple IRA plan for its employees. The plan is available to all full time employees upon beginning employment with the Company. The Company matches up to 3% of employee's annual compensation up to the federal Simple IRA contribution limits. The Company's expenses under this plan were $29,200 for 2021 and $22,356 for 2020.

9.     **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $41,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.